

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 10, 2008

Mr. Richard B. Stern
President and Chief Executive Officer
TRM Corporation
12402 N.E. Marx Street
Portland, Oregon 97230

>   **Re: TRM Corporation**
>   **Form 10-K for the year ended December 31, 2007**
>   **Filed March 31, 2008**
>   **File No. 0-19657**

Dear Stern:

   We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.   Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
4. Goodwill and Intangible Assets, page 46

1. We note that you only have one reporting segment and that you had 17.2 million outstanding common shares on December 31, 2007. As the closing trading price for these shares was $ 0.45 per shares on that date, it would appear that your reported goodwill and shareholders' equity exceeded your market capitalization. Similar conditions appear to exist at March 31 and June 30, 2008 as your shares traded around $ 0.25 at those balance sheet dates.   In light of your continuing operating loss, the decline in your trading price per share, the changes caused by the acquisition of LJR Consulting Corp., and the uncertainties regarding your continuance as a going concern, explain to us how you determined that your

reported goodwill was not impaired as of your December 31, 2007 and March 31 and June 30, 2008 balance sheet dates. In this regard, give us your step one and, as appropriate, your step two calculations per paragraphs 19 and 20 of SFAS 142.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director